Exhibit 99.1

51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Nicola Mining Inc. (the “Company”)
Suite 1212 – 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

Item 2 Date of Material Change

August 10, 2026

Item 3 News Release

The news release dated August 10, 2026 was issued by Newsfile Corp. on August 10, 2026.

Item 4 Summary of Material Change

The Company announced that it, and Ocean Partners UK Limited ("Ocean Partners") have committed to a combined $10.0 million in financing to Blue Lagoon Resources ("Blue Lagoon").

Item 5 Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that it, and Ocean Partners have committed to a combined $10.0 million in financing to Blue Lagoon.

The financing consists of two equal tranches, with the Company investing $5.0 million and Ocean Partners investing $5.0 million, to support the continued development and production ramp-up of Blue Lagoon's 100%-owned Dome Mountain Gold and Silver Project, located near Smithers, British Columbia. The financing is expected to advance mine development activities necessary to increase production toward the targeted 150-200 tonnes per day.

The Company's investment was completed through a private placement at $0.60 per share, resulting in the acquisition of 8,333,333 common shares. This investment builds upon the Company’s earlier strategic investment of $1.0 million at $0.14 per share completed on January 17, 20243 underscoring the Company's long-term conviction in Blue Lagoon's management team and the Dome Mountain project.

Ocean Partners' participation further reinforces the strategic alignment among the parties. Combined with its previously announced $3.0 million investment4, Ocean Partners has now committed $8.0 million to Blue Lagoon. Collectively, the Company and Ocean Partners have established a significant strategic equity position while providing capital intended to accelerate production growth.

Beyond the equity investment, the financing further strengthens the integrated relationship between mine development, concentrate marketing, and milling infrastructure. As Blue Lagoon advances production, the Company’s wholly owned Merritt Mill-British Columbia's only fully permitted milling facility authorized to process gold and silver material sourced throughout the province-is expected to play an increasingly important role in supporting regional mining operations.

Qualified Person

The scientific and technical disclosures included in the news release and this material change report have been reviewed and approved by Will Whitty, P.Geo., who is the Qualified Person as defined by NI 43-101. Mr. Whitty is Vice President of Exploration for the Company.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

Peter Espig, President and Chief Executive Officer, 778.385.1213

Item 9 Date of Report

August 28, 2026

2